[LETTERHEAD OF ROGERS & HARDIN LLP]

WRITER’S DIRECT DIAL NUMBER
(404) 420-4646
WRITER’S E-MAIL ADDRESS
LAG@RH-LAW.COM
June 5, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	Verso Technologies, Inc.
Amendment 2 to Form S-3
Filed April 25, 2007
File Number 333-138429
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”) and in accordance with Rule 472(a) under the Securities Act of 1933, as amended (the “Securities Act”), we transmit herewith for filing a conformed copy of the Company’s Amendment No. 3 to its Registration Statement on Form S-3/A (No. 333-138429), including all exhibits thereto (the “Amendment” and the registration statement to which the Amendment relates, the “Registration Statement”). The Amendment has been marked to show the changes effected to the Registration Statement in accordance with Rule 310 of Regulation S-T.
     The Amendment is being filed with the Commission primarily in response to comments of the Staff contained in the letter from Barbara C. Jacobs to Martin D. Kidder dated May 17, 2007. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s May 17, 2007 comment letter.
Form S-3
Cover Page
     1. The Company has considered consolidating into one prospectus the offerings represented by the Registration Statement and the Company’s other registration statements which have been recently filed or are currently effective (collectively, the “Outstanding Registration Statements”) pursuant to Rule 429 of the Securities Act and has determined not to do so because the Company owes varying registration obligations to the selling shareholders

Securities and Exchange Commission
June 5, 2007

listed in the Outstanding Registration Statements, including, without limitation, obligations with respect to the plan of distribution to be included in such statements and which of the Company’s securities may, and may not, be included in a particular statement. The Company believes that consolidating the Outstanding Registration Statements would be problematic for the Company as it endeavors to satisfy such varying registration obligations. Accordingly, the Company has revised the cover page of the Registration Statement to discuss the other Outstanding Registration Statements.
Where You Can Find More Information, page 15
     2. As requested by the Staff, the section “Where You Can Find More Information” in the Registration Statement has been revised to include all filings that are required to be incorporated by reference.
Undertakings
     3. As discussed between the undersigned and Hugh Fuller, a member of the Staff, on June 5, 2007, paragraph (5) of Item 17 of the Registration Statement as previously filed provides the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
     Any comments or questions regarding this letter or the Amendment should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 230-0940. We appreciate your prompt attention to this matter.

Sincerely,
/s/ Lori A. Gelchion
Lori A. Gelchion

cc: Mr. Hugh Fuller